PRIMERO TO RELEASE FIRST QUARTER 2015 RESULTS AND HOLD ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS ON MAY 6, 2015;

ADOPTS ADVANCE NOTICE POLICY AND SAY ON PAY ADVISORY VOTE

Toronto, Ontario, March 27, 2015 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) announced today that it plans to release its first quarter 2015 operating and financial results and host its Annual General and Special Meeting of Shareholders ("AGSM") on Wednesday, May 6, 2015.

Primero has filed its 2014 management's discussion and analysis of financial condition and results of operations ("MD&A") and 2014 audited financial statements, on SEDAR (www.sedar.com) along with its Form 40-F on Edgar (www.sec.gov). Shareholders may request, free of charge, a hard copy of the audited financial statements to info@primeromining.com.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 to reduce printing and mailing costs associated with the dissemination of annual information to shareholders. Notice-and-access permits annual financial statements, management's discussion and analysis and meeting circulars to be posted on a publicly available website, instead of being mailed to shareholders. Shareholders may access these materials under the Company's profile on SEDAR at www.sedar.com or on Edgar at www.sec.gov or on the Company’s website at www.primeromining.com/English/Investors/AGM.

Q1 2015 Results Conference Call Details

Primero is scheduled to release first quarter 2015 operating and financial results before the market opens on Wednesday, May 6, 2015. A conference call will also be held on the same day at 9:00 AM ET to discuss the first quarter operating and financial results. Participants may join the call by dialing North America toll free 1-888-789-9572 or 416-695-7806 for calls outside Canada and the U.S., and entering the participant passcode 7803315.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://www.gowebcasting.com/6388

A recorded playback of the Q1 2015 results call will be available until August 3, 2015 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 7803315.

AGSM Details

The AGSM will begin on Wednesday, May 6, 2015 at 10:30 AM ET and will be held at the offices of Stikeman Elliott LLP located at 5300 Commerce Court West, 199 Bay Street, Toronto, Canada. For those unable to attend in person please see below for alternative methods of participation.

To listen to the AGSM please dial North America toll free 1-800-952-5114 or 416-641-6104 for calls outside Canada and the U.S., and enter the participant passcode: 2135755.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here:

http://www.gowebcasting.com/6389

A recorded playback of the AGSM conference call will be available until August 3, 2015 by dialing 1-800-408-3053 or 905-694-9451 and entering the call back passcode 2596707.

Advance Notice Policy

Primero also announces today the approval by its Board of Directors of an Advance Notice Policy (the “Policy”), the purpose of which is to provide shareholders, directors, and management of the Company with a clear framework for nominating directors in certain circumstances. The Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company in writing prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice for it to be valid.

It is the position of the Board and the Company that this Policy is in the best interest of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by applicable securities regulatory agencies or stock exchanges, or so as to meet industry standards.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 15th day following the Notice Date.

In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

This Policy was approved and adopted by the Board on February 11, 2015 (the “Effective Date”) and is effective from and after such date. Notwithstanding this, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the AGSM, then this Policy shall terminate and be of no further force and effect. If this Policy is approved at the AGSM, the Company will formally amend its articles to include the terms and conditions of the Policy.

Primero has filed the full text of the Policy on SEDAR (www.sedar.com) and Edgar (www.sec.gov).

Executive Compensation Advisory Vote “Say On Pay”

In line with governance trends in respect of executive compensation, commonly known as “Say on Pay”, the Board has determined to provide shareholders with a “Say on Pay” advisory vote at its AGSM to endorse or not endorse the Company’s approach to executive compensation.

The Board believes that the Company’s compensation program must be competitive with companies in its peer group, provide a strong incentive to its officers to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

At the AGSM, the shareholders will be asked to consider the following non-binding advisory resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Circular delivered in advance of the 2015 annual general and special meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. However, the Board and the Human Resources Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see “Statement of Executive Compensation” in the Company’s 2015 Management Information Circular filed on SEDAR (www.sedar.com) and Edgar (www.sec.gov) for details regarding the compensation philosophy and guidelines of the Board).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com